                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              ENHANCE BIOTECH, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   293309 10 0
                                 (CUSIP Number)


                               Steven H. Rouhandeh
                            SCO Capital Partners LLC
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                                 (212) 554-4158
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 29, 2003
              (Date of Event Which Requires Filing This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                  (Page 1 of 7)

-------- -------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SCO Capital Partners LLC

-------- -------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [_]
                                                                                                          (b) [X]

-------- -------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO

-------- -------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                 [_]

-------- -------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------- ----- --------------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER                   6,935,019
         SHARES
      BENEFICIALLY        ----- --------------------------------------------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER                 685,881
          EACH
       REPORTING          ----- --------------------------------------------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER              6,935,019

                          ----- --------------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER            685,881

------------------------- ----- --------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,620,900

-------- -------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                      [_]

-------- -------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.9%

-------- -------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
-------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------- -------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven H. Rouhandeh

-------- -------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [_]
                                                                                                          (b) [X]

-------- -------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO

-------- -------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                 [_]

-------- -------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

------------------------- ------ -------------------------------------------------------------------------------------
       NUMBER OF           7.    SOLE VOTING POWER                   6,935,019
         SHARES
      BENEFICIALLY        ------ -------------------------------------------------------------------------------------
        OWNED BY           8.    SHARED VOTING POWER                 685,881
          EACH
       REPORTING          ------ -------------------------------------------------------------------------------------
      PERSON WITH          9.    SOLE DISPOSITIVE POWER              6,935,019

                          ------ -------------------------------------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER            685,881

------------------------- ------ -------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,620,900

-------- -------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                      [_]

-------- -------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.9%

-------- -------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
-------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $.001 per share (the "Common Stock") of Enhance Biotech, Inc., a Delaware corporation ("Enhance" or the "Company"). The principal executive offices of the Company are located at 666 Third Avenue, New York, New York 10017.

This Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by (i) Steven H. Rouhandeh ("Rouhandeh") and (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware ("SCO"). Rouhandeh and SCO are collectively referred to herein as the "Reporting Persons."

(b) The Reporting Persons' business address is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

(c) The principal business of Rouhandeh is to serve as the Chairman and sole member of SCO. The principal business of SCO is to invest in biotechnology companies.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rouhandeh is a United States citizen. SCO is a limited liability company organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective as of April 29, 2003, the Company acquired all of the issued and outstanding stock of Enhance Lifesciences Inc., a Delaware corporation ("ELSI"), and ELSI became a wholly-owned subsidiary of the Company, pursuant to an Acquisition Agreement (the "Acquisition"), dated as of February 6, 2003, by and among the Registrant and ELSI (the "Acquisition Agreement"). In connection with the Acquisition, the Company issued an aggregate of 14,516,000 restricted shares of its common stock to the shareholders of ELSI, representing 90% of the Company's outstanding stock at that time, in exchange for all the shares of ELSI held by the ELSI shareholders (the "Exchange"), pursuant to those certain Purchase and Sale Agreements, by and between the Company, ELSI and each of the ELSI shareholders (the "Purchase and Sale Agreements"). The Exchange was based upon an exchange ratio of one (1) share of ELSI for every 0.7258 shares of the Company's common stock.

Subsequent to the Exchange, the former ELSI shareholders described in this
Schedule 13D owned restricted shares of the Company's common stock as follows:
The Steven H. Rouhandeh 1999 Family Trust owned 152,418 shares of Common Stock, The Chloe H. Rouhandeh Trust owned 152,418 shares of Common Stock, The Sophie C. Rouhandeh Trust owned 152,418 shares of

Common Stock (the foregoing three trusts, each a "Trust" and collectively, the "Trusts"), and SCO Capital Partners LLC owned 4,623,346 shares of Common Stock. The issuance of these shares was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. In February 2004, the Company implemented a 1.5 for 1 stock split which increased the holdings of Common Stock of the foregoing persons to the following: The Steven H. Rouhandeh 1999 Family Trust - 228,627 shares of Common Stock, The Chloe H. Rouhandeh Trust - 228,627 shares of Common Stock, The Sophie C. Rouhandeh Trust - 228,627 shares of Common Stock, and SCO Capital Partners LLC - 6,935,019 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Each of the Reporting Persons acquired their shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

Other than as set forth in the preceding paragraph of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, (i) each Trust owns 228,627 shares of Common Stock, and (ii) SCO owns 6,935,019 shares of Common Stock. These securities in the aggregate represent beneficial ownership of 30.9% of the outstanding Common Stock of Enhance as of December 15, 2003 (as set forth in its Form 10-QSB filed on December 22, 2003, as adjusted for the 1.5 to 1 stock split in February
2004). In his capacity as Chairman and sole member of SCO, Rouhandeh may be deemed beneficially to own the 6,935,019 shares of Common Stock owned directly by SCO.

(b) As Rouhandeh or his spouse is a trustee of each Trust together with his brother, Rouhandeh has shared power to vote the 228,627 shares of Common Stock held by each of the Trusts (685,881 shares of Common Stock in the aggregate). Rouhandeh, in his capacity as Chairman and sole member of SCO, has the sole power to direct the vote and disposition of the 6,935,019 shares of Common Stock owned by SCO. Mr. Rouhandeh disclaims beneficial ownership of the 685,881 shares of Common Stock held by the Trusts. SCO also disclaims beneficial ownership of all 685,881 shares held by the Trusts.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Reporting Persons' responses to Item 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2004

                                      SCO CAPITAL PARTNERS LLC


                                      By: /s/ Steven H. Rouhandeh
                                          -----------------------------------
                                          Steven H. Rouhandeh
                                          Chairman





                                      /s/ Steven H. Rouhandeh
                                      ---------------------------------------
                                        Steven H. Rouhandeh















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